Contact

www.linkedin.com/in/4brunover
(LinkedIn)
www.brunover.io (Personal)
www.bitcoinferenceeurope.com
(Company)
www.beboosted.com (Company)

Top Skills

B2B

Marketing

Retail

Languages

French (Native or Bilingual)

Dutch (Native or Bilingual)

German

English (Full Professional)

Italian (Elementary)

Honors-Awards

Best lifestyle app at Websummit by
Dyn

Viepage is selected for Web
Summit's Alpha Program

Selected as young entrepreneur to
present Viepage at The Next Web
New York

Bruno Ver

Public speaker Web3, Blockchain, Crypto, the metaverse, aim for
inner-succes I Co-Founder Niftify.io, Block 5, Agua de Mar | Investor
The Capital, EDGE, Snap Inc., Verv Vlux, Bitcoin, ETH, Cardano
Brussels Metropolitan Area

Summary

Experienced serial entrepreneur, consultant, advisor, investor (VC)
with 2 exits under 25 and a demonstrated history of working in the
digital world and tech scene. Skilled in networking, relationship
building, sales, management, business development and venture
building.

Experience

Niftify
Co-Founder I CEO
April 2021 - Present (1 year 10 months)
United States

Niftify™ is an NFT e-commerce platform that enables brands, creators, and
entrepreneurs to launch a compliant NFT store or marketplace from the
comfort of their own domain.

Block5
Partner
January 2017 - Present (6 years 1 month)
Miami, Florida, United States

Block5.io is a blockchain capital investment firm with a future based focus. A
group of 5 early adopters with a niche for finding great projects with qualified
teams. Block5 engages in advising, promoting and investing in seed round/
early stage projects. Block5 has offices in Miami, London and Brussels.

DIAZVER
Investor
November 2019 - Present (3 years 3 months)
Mexico City, Mexico

Holding

Agua de Mar

Investor

March 2020 - Present (2 years 11 months)

Mahahual

An ocean front boutique hotel.

BEPROJECTS.be

Partner I Investor

January 2017 - Present (6 years 1 month)

Leuven, Flemish Region, Belgium

#solarpower #chargingstations #heating #airco #renewableenergies

RESCert; 05080

BeBoosted

Investor

June 2007 - Present (15 years 8 months)

Brussels, Brussels Region, Belgium

SAAS, sales as a service partner, we help you grow... !

Emakina

New Business Manager

October 2019 - October 2022 (3 years 1 month)

Brussels Metropolitan Area

The User Agency!

Helpper

Partnerships (Cons)

October 2019 - October 2020 (1 year 1 month)

Antwerp, Flemish Region, Belgium

Appnovation

Strategic Sales Specialist (Cons.)

May 2019 - October 2019 (6 months)

Optimy

Sales Manager ad interim (Cons.)

October 2018 - March 2019 (6 months)

Tobania

Innovation & New Tech Manager (Cons.)

April 2018 - March 2019 (1 year)

HighCo Group
Innovation, Strategy & Business Manager (Cons.)
November 2017 - April 2018 (6 months)

Viepage
Co-Founder
March 2013 - April 2018 (5 years 2 months)

What started as an idea generated from a discussion with my grandfather.
Raised 100k, build a solution (app.) and turned an almost failure into a VC firm
helping startups start the American dream. Viepage helps you incorporate, has
office space available and provides legal & financial advices.

calendu
Co-Founder
February 2015 - January 2018 (3 years)

CalendU combines multiple calendars with friends, family, co-workers and the
rest of the cloud. With different levels of access you can share you calendar.

Bisnode
Agency and media partnership manager
January 2016 - December 2017 (2 years)

Paddle.be
BD Manager
April 2015 - December 2015 (9 months)

Voka - Chamber of Commerce and Industry Flemish Brabant
BRYO | Bright & Young potential at VOKA
November 2013 - November 2015 (2 years 1 month)

Can't be disclosed
Project Lead
November 2014 - April 2015 (6 months)
Brussels Area, Belgium

Telecom sector

Microsoft
3 years 7 months

Social Media Specialist
February 2013 - December 2014 (1 year 11 months)

Brussels Area, Belgium

How to reach C-level and management-level using the Social Media? In my role as Social Media Specialist at Microsoft I managed to be part of the Enterprise Social Media planning and strategic team. Marketing-events, such as CIO Advisory Board and the round table where common events at Microsoft, to generate a successful show-up rate we used Social Media as a communication tool towards C-level.

Enterprise Demand Generation Engine (Marketing/Events)

June 2011 - December 2013 (2 years 7 months)
Brussels Area, Belgium

Analyzing marketing and communication campaigns, the attendance to the marketing events, organize events, improve and follow up the Microsoft Enterprise Database, organize and create awareness about the marketing and new product/solution launches. This all as a personal contact to C-level customers of the TOP 100 companies in the BENELUX, with a final goal of generating a growing revenue stream trough the opportunities and leads created by these events.

Tapptic

Strategic Business Consultant

March 2013 - October 2014 (1 year 8 months)

RNDRSFT

Co-Founder

January 2011 - June 2011 (6 months)
Pao alto

First startup, first exit, 6 figures in 6 months under 26!

JTI (Japan Tobacco International)

Trade Manager

April 2008 - June 2011 (3 years 3 months)

Proximus

2 years 8 months

Business Sales Specialist

February 2007 - April 2008 (1 year 3 months)

Sales Representative

September 2005 - February 2007 (1 year 6 months)

Education

UvA
Master's degree, Marketing · (2012 - 2013)

Hogeschool Antwerpen
Bachelor's degree, Communication and Media Studies · (2005 - 2008)

Vrije Universiteit Brussel
Bachelor's degree, Law · (2004 - 2005)